TAFT STETTINIUS & HOLLISTER LLP
One Indiana Square, Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
Fax: (317) 713-3699

March 22, 2010

Christina Chalk, Esq.
Senior Counsel
Office of Mergers & Acquisition
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3628
Washington, D.C. 20549

Re:           Coachmen Industries, Inc.
PREC14A filed March 17, 2010
SEC File No. 1-07160

Dear Ms. Chalk:

On behalf of Coachmen Industries, Inc. (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings provided in your letter dated March 18, 2010 (the “Comment Letter”).  Our responses are in bold text following the text of each comment.

Proxy Statement

General

1.
Your proxy statement does not mention that a group headed y one of Coachmen’s largest shareholders, GAMCO Asset Management Inc., filed a proxy statement on March 8, 2010 in connection with its solicitation in support of three alternate nominees for election to the Coachmen Board of Directors. Your proxy statement does not describe ay contacts with GAMCO or its affiliates leading up to that filing. These matters are material facts that should be described in your revised proxy statement. See Exchange Act Rule 14a-9(a).

The Company has added disclosure of the filing of the GAMCO proxy statement and its attempted communications with representatives of GAMCO beginning on page  5  of its revised proxy statement.

2.	Revise the proxy statement and form of proxy to clearly identify them as “preliminary copies.” Refer to Exchange Act Rule 14a-6(e)(1).

The Company has added the words “Preliminary Copy” in boldface on both the cover page of the revised proxy statement and on the form of proxy.

* * * * * * * * * * * * * *
In addition to the foregoing changes, the Company has also revised the date it anticipates mailing the proxy statement to April 1, 2010, as well as other dates in the proxy statement that are determined by reference to that date.

The Company hereby acknowledges that:

·	it is responsible for the adequacy and accuracy of the disclosure in the filings;

·	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at 317-713-3468.

Very truly yours,

/s/Philip L. McCool

Philip L. McCool
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